Exhibit 12(c)

PPL ELECTRIC UTILITIES CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Millions of Dollars)

	2001 (c)	2000 (c)	1999	1998	1997

Fixed charges, as defined:
Interest on long-term debt	$220	$223	$205	$188	$195
Interest on short-term debt and other interest	4	16	12	14	17
Amortization of debt discount, expense and premium - net	6	4	3	2	2
Interest on capital lease obligations
Charged to expense		4	9	8	9
Capitalized			1	2	2
Estimated interest component of operating rentals	8	14	19	18	15

Total fixed charges	$238	$261	$249	$232	$240

Earnings, as defined:
Net income (a)	$114	$250	$444	$361	$308
Preferred security dividend requirements	26	26	37	48	40
Less undistributed income of equity method investment

	$140	$276	$481	$409	$348

Add (Deduct):
Income taxes	65	171	151	273	248
Amortization of capitalized interest on capital leases		2	2	2	2
Total fixed charges as above
(excluding capitalized interest on capital lease obligations)	238	261	248	230	238

Total earnings	$443	$710	$882	$914	$836

Ratio of earnings to fixed charges (b) (c)	1.9	2.7	3.5	3.9	3.5

(a)	2001, 2000, 1999 and 1998 net income excluding extraordinary items and the cumulative effect of a change in accounting principle.
(b)	Based on earnings excluding unusual items, the ratio of earnings to fixed charges are: 2001, 1.9; 2000, 2.6; 1999, 3.4; and 1998, 3.5.
(c)	Due to the corporate realignment on July 1, 2000, both 2001 and 2000 are not comparable to prior years.